

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2021

Gordon Roth
Chief Financial Officer
Roth CH Acquisition I Co. Parent Corp.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

Re: Roth CH Acquisition I Co. Parent Corp.
Form S-4
Exhibit No. 10.20
Filed December 31, 2020
File No. 333-250847

Dear Mr. Roth:

We have concluded our assessment of your redacted exhibit[s] for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance